# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MITESCO, INC., CIK 0000802257
CUSIP: 60672T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 505 BEACHLAND BLVD., SUITE 1377, Vero Beach, Florida (FL), 32963
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0001843099
Persons authorized to receive notices and communications: Daniel Hollis, 90F Glenda Trace #122,, Newnan, Georgia (GA), 30265, 404-414-8800

## Reporting persons
- Anglo Irish Management, LLC (CIK 0001843099): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,204,660; shared voting power 0; sole dispositive power 13,204,660; shared dispositive power 0; aggregate amount beneficially owned 13,204,660 (44.98% of the class)
  Comment: Consists of (i) 203,460 shares of Common Stock held directly by the Reporting Person, and (ii) 32,503 shares of the Issuer's Series X Preferred Stock held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders. As a result, the Reporting Person holds 13,204,660 votes representing 44.98% of the votes on all matters submitted to a vote of the Issuer's common stockholders Based on 12,517,807 shares of the votes available from the Common Stock and 42,103 Series X Preferred shares outstanding as of September 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MITESCO, INC.
Address of issuer's principal executive offices: 505 BEACHLAND BLVD., SUITE 1377, Vero Beach, Florida (FL), 32963

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Daniel Hollis, Manager of Anglo Irish Management, LLC (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person: 90F Glenda Trace #122, Newnan, GA 30265
Present principal occupation or employment: The principal business of the Reporting Person is the provision of business consulting services.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In aggregate, the Reporting Person has voting and dispositive power over 13,204,660 shares of Common Stock of the Issuer, which consists of (i) 203,460 shares of Common Stock held directly by the Reporting Person, and (ii) 32,503 shares of the Issuer's Series X Preferred Stock ("Series X Preferred Stock") held directly by the Reporting Person which entitle the holder to 400 votes per share on all matters submitted to a vote of the Issuer's common stockholders. In December 2019 it was issued 12,503 shares of Series X Preferred Stock to the Reporting Person in exchange for cancellation of $312,575 of debt obligations by Issuer. During 2024, the Issuer issued to the Reporting Person a total of 73,971 shares of Common Stock for accrued dividends on the 12,503 shares of Series X Preferred Stock held by the Reporting Person. During 2024 the Reporting Person acquired 58,178 shares of restricted common stock from a shareholder for no consideration. During 2025 year to date there have been 39,154 shares of restricted common stock issued to the Reporting Person in consideration of dividend payments on the Series X Preferred shares held. In August 2025 the Reporting Person received 20,000 shares of Series X Preferred for services related to a restructuring of the obligations of the issuer. All shares are held for investment purposes only.

## Item 4. Purpose of Transaction
Purpose of transaction: The purposes of the Reporting Person's holdings are solely for investment purposes. The Reporting Person intends to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments. The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Person may also dispose of some or all of the shares of Common Stock that the Reporting Person beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock at any given time and not to dispose of all or part of Common Stock the Reporting Person may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question. Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on 12,517,807 shares of Common Stock outstanding as of September 6, 2025. As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 13,204,660 voting power of Common Stock, including (i) 203,460 shares of Common Stock held directly by the Reporting, and (ii) 32,503 shares of Series X Preferred Stock held directly by the Reporting Person. Such shares constitute approximately 44.98% of the votes available from the Common Stock and the Series X Preferred shares. The Reporting Person may be deemed to have sole voting and sole dispositive power with respect to such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 was calculated based on 12,517,807 shares of Common Stock outstanding as of September 6, 2025. As of the date of this Schedule 13D, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 13,204,660 voting power of Common Stock, including (i) 203,460 shares of Common Stock held directly by the Reporting, and (ii) 32,503 shares of Series X Preferred Stock held directly by the Reporting Person. Such shares constitute approximately 44.98% of the votes available from the Common Stock and the Series X Preferred shares in aggregate. The Reporting Person may be deemed to have sole voting and sole dispositive power with respect to such shares.
Transactions in the class effected during the past sixty days: None other than the transactions described in this Scheduled 13D.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- Anglo Irish Management, LLC: /s/ Anglo Irish Management, LLC, Daniel Hollis, Managing Member (09/11/2025)